SELLAPP
2021 Report

Dear investors,

This past year has been a whirlwind of exciting events. We've gone from a one-man team with a mediocre product, to being able to pull of a crowdfunding raise of $180K+ from 440 amazing investors. From there, a stellar (but nimble) team of 3 was assembled and we spent the following months building SellApp from scratch, and halfway through we also managed to acquire the sell.app domain. Since launching, we've seen both the good & bad of startup life, but what matters most is having the privilege of paying out $400K+ to creators across the globe. Now it's time to go from hundreds of thousands in payouts, to (tens of) millions. Let's go!

We need your help!

If you can, spread the word about SellApp wherever possible! We've seen some amazing growth so far since our launch, but I firmly believe we can grow at least 50x in our second year if we continue to keep up our product efforts and put more focus on branding, marketing, and sales. Another way to help is send potential team members our way, we'd love to grow our team with awesome people who can help add value!

Sincerely,

Yousef A
Founder

Our Mission

In 5 years, we hope to become the de facto tool for selling digital goods.

See our full profile



How did we do this year?

Report Card

A+



The Good

- Rebranded from toffee.com to sell.app
- Built the SellApp platform from scratch, using the latest available tools and technologies
- Processed $400K+ in creator payouts since launching July 15, 2021



The Bad

- Second Wefunder campaign got closed
- Growing pains; DDoS attempts and other online attacks that we've had to mitigate
- Competitor with a questionable reputation has been copying our branding/messaging

2021 At a Glance

January 1 to December 31



$$$$

$0
Revenue



-$129,280
Net Loss



IOU!

$0
Short Term Debt



$181,350
Raised in 2021



$59,595
Cash on Hand
As of 03/ 9/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual

Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SellApp is the easiest way to sell digital goods online.

In 5 years, we hope to become the de facto tool for selling digital goods.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will continue to receive in the future.

Milestones

Toffee, Inc. was incorporated in the State of Delaware in April 2020.

Since then, we have:

- $375K+ in volume

- Thousands of sellers

Historical Results of Operations

Our company was organized in April 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets*. As of December 31, 2021, the Company had total assets of $199,584.22, including $199,584.22 in cash. As of December 31, 2020, the Company had $303 in total assets, including $303 in cash.

- *Net Loss*. The Company has had net losses of $129,280.22 and net losses of $427 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2021 and $0 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $200,000 in debt and $181,350 in equity crowdfunding.

We will likely require additional financing in excess of the proceeds from the Offering dated March 2021 in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 to 12 months. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Toffee, Inc. cash in hand is $59,595.15, as of March 2022. Over the last three months, revenues have averaged $159.92/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,800/month, for an average

burn rate of $7,640.08 per month. Our intent is to be profitable in 6 to 12 months.

Since December 31, 2021 the company has been using funds to recruit and pay 3 team members. Finally the company has continued generating some amount of revenue and is gearing up to enable fees for the volume they process through the product.

As SellApp has now stabilized its runway, we expect our expenses to be similar to the last 3 months over the next 3-6 months.

We do anticipate a large increase in our monthly revenues over the next 3-6 months, as we will be enabling fees and adding more features to our paid plans to incentivize sellers to upgrade

We are not profitable yet, however we believe we can become profitable with the funds currently available. The platform is developed enough to the point where we have hundreds of sellers use our solution, who combined process more than $100,000 in volume per month. As we start to tap into this volume via fees, we do not anticipate it will be hard to achieve profitability.

By our estimates, we believe SellApp can reach the point of break-even within the next 4-6 months.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -65%** **Earnings per Share: -$16,160.03**

Revenue per Employee: $0 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

Unreviewed_Statements_-_Toffee_-_2021.pdf

We ❤ Our
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Thank You!

From the SellApp Team



Yousef A
Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Yousef Abdulhassan	Founder/CEO @ Toffee, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Yousef Abdulhassan	CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yousef Abdulhassan	8,000,000 Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2018	$200,000		Section 4(a)(2)
02/2021	$181,350	Safe	Regulation Crowdfunding
05/2022	$181,350		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Yousef Abdulhassan ❓	04/01/2018	$200,000	$0 ❓	0.0%	10/13/2022	

Related Party Transactions

Duaa Talib: $10K at $4.5M valuation SAFE on 10/30/20, Mother to CEO

Mohammed Abdulhassan: $10K at $4.5M valuation SAFE on 10/30/20, Father to CEO

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	8,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

User Data: As SellApp grows, we will be handling more and more relatively sensitive user data which includes, but is not limited to, username/ (encrypted) password/ email address/purchase history. In the event the platform gets hacked and this data falls in the wrong hands, it could negatively affect usage of the platform and result in loss of traction.

Competition: A competitor may decide to move into the segments we service, which may lead to a loss of users and traction on SellApp.

Regulatory: The digital goods ecosystem is subject to various international rules and regulation which can sporadically change to the adverse effect of SellApp.

Traction: SellApp may not gain enough traction where we hit venture-level scale. This may result in a stage where we can't achieve the metrics to raise a subsequent round of funding and/or have a meaningful exit.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Pandemic: Even though a marketplace for digital products isn't directly negatively affected by the COVID pandemic, Toffee could negatively be affected if global online spend on digital products lessens due to loss of income

Technical: The SellApp back-end depends on third parties, such as payment processors like Stripe and PayPal, which may not be capable of handling an influx in traffic. This would result in a loss of service on the SellApp platform, possibly for an extended duration of time.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the

purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Toffee, Inc.

- Delaware Corporation
- Organized April 2020
- 3 employees

651 N Broad St
Suite 206
Middletown DE 19709

https://sell.app

Business Description

Refer to the SellApp profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SellApp is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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